ROLLING THUNDER EXPLORATION LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, JUNE 7, 2007

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the holders (the "Shareholders") of class A shares and class B shares (collectively, the "Shares") of Rolling Thunder Exploration Ltd. (the "Corporation") will be held at the Metropolitan Centre, Royal Room, 333-4th Avenue S.W., Calgary, Alberta on Thursday, June 7, 2007 at 2:30 p.m. (Calgary time). The purpose of the Meeting is to consider, and to take action with respect to, the following matters:

1.

the receipt of the financial statements of the Corporation as at and for the fiscal period ended December 31, 2006, together with the auditors' report thereon;

2.

 the election of directors of the Corporation for the ensuing year;

3.

the appointment of auditors for the Corporation for the ensuing year at a remuneration to be determined by the board of directors of the Corporation;

4.

to consider and, if thought appropriate, pass an ordinary resolution to approve the stock option plan of the Corporation; and

5.

the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying Management Information Circular dated April 30, 2007 (the "Information Circular") for more detailed information with respect to the matters to be considered at the Meeting.

A Shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying instrument of proxy ("Instrument of Proxy"), or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. In order to be valid and acted upon at the Meeting, a properly executed Instrument of Proxy or other appropriate form of proxy must be deposited at the offices of Olympia Trust Company (Attention: Proxy Department), Suite 2100, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6 (facsimile: (403) 265-1455), at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. A person appointed as proxyholder need not be a Shareholder.

Only persons registered as Shareholders on the records of the Corporation as of the close of business on April 27, 2007 are entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof, except that a transferee of Shares transferred after such date may vote such Shares at the Meeting or any adjournment thereof if such Shareholder produces properly endorsed share certificates or otherwise establishes that the transferee owns the transferred Shares and demands, not later than 10 days before the Meeting, that the transferee's name be included on the list of Shareholders entitled to vote at the Meeting.

DATED as of the 30th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS
(signed) "Peter M.K. Bolton"
Peter M.K. Bolton
President and Chief Executive Officer